UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

CONSTITUTION CAPITAL ACCESS FUND, LLC

(Name of Subject Company (Issuer))

CONSTITUTION CAPITAL ACCESS FUND, LLC

(Name of Filing Person(s) (Issuer))

CLASS A, CLASS D AND CLASS I SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

21039R101, 21039R200 AND 21039R309
(CUSIP Number of Class of Securities)

Christopher Faucher
Constitution Capital PM, LP
300 Brickstone Square, 7th Floor
Andover, Massachusetts 01810
(Name and Address of Agent for Service)

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

July 3, 2025

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on July 3, 2025 by Constitution Capital Access Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to repurchase shares of beneficial interest in the Fund ("Shares”) in an aggregate amount up to $36,575,951 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on July 3, 2025.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on July 31, 2025.

2. As of July 31, 2025, two (2) Shareholders validly tendered Shares and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of August 29, 2025 in the amount of $30,104,264 for Class I.

4. One (1) Shareholder of Class I, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares; therefore, pursuant to the terms of the Offer, the Fund paid the Shareholder 100% of the Shareholder’s unaudited net asset value of the Shares tendered. A cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the account designated by such Shareholder in their Letter of Transmittal on October 3, 2025. One (1) Shareholder of Class I, whose tender was accepted for purchase by the Fund, tendered their entire Shares in the Fund; therefore, pursuant to the promissory note issued to that Shareholder, the Fund paid to the Shareholder 90% of the Shareholder’s unaudited net asset value of the Shares tendered (the “Initial Payment”). An Initial Payment in the amount of 90% of the Shareholder’s unaudited net asset value of the Shares tendered was wired to the account designated by that Shareholder in the Letter of Transmittal on October 3, 2025. The Fund will pay the Shareholder a second and final payment (the “Final Payment”) equal to the excess, if any, of (i) the aggregate value of the repurchased Shares as of August 29, 2025 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (ii) the Initial Payment. The Final Payment will be paid in full no later than five business days following the completion of the Fund’s annual audit at the end of May 2026.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on July 3, 2025 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10. Financial Statements

Not applicable.

Item 12(a). Exhibits

Not applicable.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Item 13. Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CONSTITUTION CAPITAL ACCESS FUND, LLC

By:	/s/ Jeff Minerva
	Name:	Jeff Minerva
	Title:	Treasurer

October 22, 2025

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES Calculation of Filing Fee Tables